UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Targets Better IoT Interoperability with New Open Interface Standard for Wireless and Sensor Technologies

New open interface standard for Internet of Things (IoT) gaining market traction with adoption by industry leaders, including Freescale, Linear Technologies, and Texas Instruments

PARIS--(BUSINESS WIRE)--June 17, 2015--As part of its ongoing strategy to expand and accelerate innovation in the Internet of Things, Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today introduced Project mangOH™, an open hardware reference design, with an open interface standard developed by Sierra Wireless and adopted by three leading industry partners – Freescale, Linear Technologies, and Texas Instruments.

“We believe the full potential of the Internet of Things can only be realized when technologies are interoperable,” said Philippe Guillemette, Chief Technology Officer for Sierra Wireless. “To achieve this, we are actively investing in, and contributing to, both open source projects and standards bodies. Our introduction today of the IoT connector open interface standard aims to take some of the complexity and cost out of ensuring that different wireless and sensor technologies communicate effectively.”

The IoT connector is an open interface standard designed by Sierra Wireless to provide a single interface for a variety of wireless and sensor technologies. Just as the Mini PCIe standard simplified development for the laptop, tablet, and networking applications, the IoT connector interface enables plug-and-play hardware for IoT developers. IoT modules can be added in any combination to meet specific application needs, and are industrial-grade to move seamlessly from prototype to final production-ready designs.

The first implementation of the IoT connector is in the Project mangOH open hardware reference design and it has already been adopted by leading IoT industry players. Freescale, Linear Technology, and Texas Instruments have all developed wireless module designs based on the standard, enabling Wi-Fi®, Bluetooth®, Zigbee®, Thread, and 6LoWPAN technologies.

Freescale’s Kinetis® KW24 low power ARM® Cortex-M4 MCU with integrated radio transceiver supports the IoT connector open interface standard.

Talon’s Oasis module, designed in conjunction with Freescale, is a networking module for smart home applications, with support for Thread, a low-power mesh networking protocol.

“Smart home applications will only be smart if they can work together, across multiple devices from multiple manufacturers,” said Sujata Neidig, MCU Americas Business Development Manager for Freescale. “The industry needs standards, both in hardware and in software, to ensure this interoperability, and the IoT connector open interface standard provides a critical piece of the solution.”

Linear Technology, in collaboration with Sierra Wireless, has developed a SmartMesh IP™ IoT connector module reference design, which utilizes 6LoWPAN and Time Slotted Channel Hopping (TSCH) wireless sensor networking technologies to enable the deployment of ultra-low power industrial sensor networks.

“Industrial IoT applications represent the high bar for network reliability. They also require the flexibility for the optimal placement of every sensor, so battery power is an essential option,” said Joy Weiss, President of the Dust Networks® product group at Linear Technology. “The SmartMesh IP connector plays a pivotal role in ensuring that the link from the low power sensors to the network is reliable even in harsh industrial environments.”

Texas Instruments (TI) offers several wireless connectivity options for Project mangOH, including the WiLink™ 8 module (WL1837MOD), a 2-in-1 Wi-Fi and Bluetooth combo connectivity solution, and the CC2530 wireless MCU for ZigBee connectivity. These connectivity options enable users to collect information from a wide range of devices and sensors.

“At Texas Instruments, we are seeing considerable demand for industrial-grade solutions for the Internet of Things,” said Eran Zigman, Business Line Manager, wireless connectivity solutions, TI. “The IoT connector meets a real need from our customers for a standard that is robust enough to enable years of service in industrial equipment.”

Start working with the IoT connector open interface standard

The IoT connector interface has been implemented in the Project mangOH open hardware reference design, also introduced by Sierra Wireless today at the Sierra Wireless Innovation Summit in Paris. Schematics, documentation, and bill of materials for the IoT connector open interface standard is available under an open hardware license. For more information about the IoT connector open interface standard, Project mangOH, the next-generation AirPrime WP Series modules, and how the whole system works together to reduce complexity and development time for IoT applications, please visit www.sierrawireless.com/WP_launch.

To contact the Sierra Wireless Sales Desk, call +1-877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 950 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” and “mangOH” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1-604-232-1445
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 17, 2015